American Express Company
200 Vesey Street
New York, New York 10285

February 11, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Express Company Registration Statement on Form S-4 (File No. 333-[●]), filed on February 11, 2022

Ladies and Gentlemen:

On February 11, 2022, American Express Company (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers $1,660,622,000 in aggregate principal amount of the Issuer’s new 3.300% Senior Notes due May 3, 2027 (the “Exchange Notes”) to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuer’s outstanding 3.300% Senior Notes due May 3, 2027 (the “Original Notes”). We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) stated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer will also include in the letter of transmittal to be agreed to by each person participating in the Exchange Offer (the “Letter of Transmittal”) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Original Notes represents to the Issuer that (i) it is not an affiliate of the Issuer, or if an affiliate of the Issuer, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the Exchange Notes, (ii) the Exchange Notes will be acquired in the ordinary course of business, and (iii) it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the Exchange Offer.

With respect to any broker-dealer participating in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes. In addition, the Issuer (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the Letter of Transmittal the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that such broker-dealer will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The Letter of Transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In addition, Part III of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, incorporated by reference in the Registration Statement, incorporates by reference portions of the Issuer’s definitive proxy statement that the Issuer expects to file in March 2022 in connection with its Annual Meeting of Shareholders to be held May 3, 2022. The Issuer hereby notifies you that it shall not seek acceleration of the time of effectiveness of the Registration Statement pursuant to Rule 461 promulgated under the Securities Act until such time as such definitive proxy statement has been filed.

Very Truly yours,

AMERICAN EXPRESS COMPANY

/s/ David Kanarek
Name:	David Kanarek
Title:	Managing Counsel

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